Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended September 30,	2018	2017
Fixed charges:
Interest expense including amortization of debt discount	$241	$180
Portion of rentals representing an interest factor	19	19
Total fixed charges	$260	$199
Earnings available for fixed charges:
Net income	$1,593	$1,194
Equity earnings net of distributions	(16)	(38)
Income taxes	483	789
Fixed charges	260	199
Earnings available for fixed charges	$2,320	$2,144
Ratio of earnings to fixed charges	8.9	10.8